RIDGEWOOD HOTELS, INC.
OFFER TO PURCHASE FOR CASH
UP TO 790,257 SHARES OF ITS COMMON STOCK
AT $2.08 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., ATLANTA, GEORGIA TIME, ON TUESDAY, SEPTEMBER 9, 2003, UNLESS THE OFFER IS EXTENDED.

_____, 2003

To Our Clients:

Enclosed for your consideration is the Offer to Purchase dated August 1, 2003, of Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), and a related specimen Letter of Transmittal (which together constitute the "Offer"), pursuant to which the Company is offering to purchase up to 790,257 shares of its outstanding common stock, par value $.01 per share (the "Shares"), for cash at $2.08 per Share net to the seller, upon the terms and subject to the conditions set forth in the Offer. The Company may elect, but shall not be obligated, to purchase additional Shares pursuant to the Offer. The Offer to Purchase and a specimen Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us in your account but not registered in your name. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

YOUR ATTENTION IS CALLED TO THE FOLLOWING:

1. The tender price is $2.08 per Share net to you in cash.
2. The Offer is not conditioned upon any minimum number of Shares being validly tendered.
3. The Offer is conditioned upon you tendering all (and not less than all) of your Shares to the Company.
4. Tendering stockholders will not be obligated to pay brokerage commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Company pursuant to the Offer.
5. The Offer expires at 5:00 p.m., Atlanta, Georgia time, on Tuesday, September 9, 2003, unless extended (the "Expiration Date"). Shares must be properly tendered by the Expiration Date. Your instructions to us should be forwarded in ample time to permit us to submit a timely tender on your behalf.
6. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, which you should read carefully.

IF YOU WISH TO HAVE US TENDER YOUR SHARES, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING AND RETURNING TO US THE ATTACHED INSTRUCTION FORM. AN ENVELOPE TO RETURN YOUR INSTRUCTION FORM TO US IS ENCLOSED. IF YOU AUTHORIZE US TO TENDER YOUR SHARES, ALL SUCH SHARES WILL BE TENDERED.

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND THE RISK OF THE TENDERING STOCKHOLDERS. IF DELIVERY IS BY MAIL, REGISTERED MAIL

WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL OTHER CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter enclosing the Offer to Purchase dated August 1, 2003, and a specimen Letter of Transmittal relating to the Offer by Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), to purchase up to [_____] (or such greater number of shares as the Company may elect to purchase) shares of its common stock, par value $.01 per share (the "Shares"), at a price of $2.08 per Share net to the seller in cash.

This will instruct you to tender to the Company all of the Shares that are held by you (as indicated below) for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related specimen Letter of Transmittal that you have furnished to the undersigned.

Date:_____, 2003

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SIGNATURE(S)

Number of Shares to be tendered: _____

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PLEASE PRINT NAME(S) AND ADDRESS HERE

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AREA CODE AND TELEPHONE NUMBER